

January 24, 2014

Via E-mail
Steven R. Beauchamp
President and Chief Executive Officer
Paylocity Holding Corporation
3850 N. Wilke Road
Arlington Heights, Illinois 60004

> **Re:** **Paylocity Holding Corporation**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted on January 10, 2014**
> **CIK No. 0001591698**

Dear Mr. Beauchamp:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary

Overview, page 1

1.	We note your response to prior comment 7 and the accompanying documentation you provided to support the claim that you are a "leading provider of cloud-based payroll and human capital management. . . ." Please clarify the basis for your belief that you are one of the largest providers in your market and present objective, financial, or operating metrics, such as market share, revenue, aggregate dollar value of the payroll accounts processed, or number of client employees to support this claim. The reports you provided appear to indicate that your market presence is at least equaled by at least five competitors and is greatly exceeded by two competitors. It appears quantitative comparisons of your customer base to the customer base of the much larger competitors should be provided.

2.   Please explain how your recurring revenue model provides visibility into operating results. In addition, tell us what consideration you have given to disclosing contract backlog pursuant to Item 101(c)(1)(viii) of Regulation S-K.

3.   Please explain the methodology and assumptions used to derive the estimate that clients would spend approximately $200 per client employee if they were to purchase your entire suite of products. In this regard, please discuss whether clients typically purchase your products at list prices or at discounted, negotiated prices.

Industry and Market Data, page 34

4.   You state that you have not independently verified any third-party information. Please delete or revise this language so that it is clear the applicable text provides your description of the market for your products and services. In addition, please identify the specific risks and uncertainties investors should consider in assessing the industry and market data's usefulness, as opposed to a general statement that the industry and market data are subject to risks and uncertainties.

Dilution, page 39

5.   Please provide the information requested by prior comment 17 in your next amendment.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics, page 44

6.   We note your response to prior comment 21. However, the following statements suggest that the number of client employees is material to an understanding of your business due to the linkage between your revenue stream and the number of employees of your customers:

- on page 1, you state that in estimating your target market, you focus your analysis on the number of U.S. medium-sized organizations and the number of their employees;

- on page 1, the estimate of your target addressable market is based on the target client expenditure per employee;

- on page 10, the number of client employees is listed as a factor that could impact quarterly fluctuations; and

- on page 12, you state that revenue is derived in significant part based on the number of employees.

Although client employee counts may fluctuate for reasons beyond your control, and the scope of goods and services provided to different employees may vary significantly, it appears fluctuations in the employees of your client base are informative regarding your business and financial results and are linked to revenue levels, in particular. Please disclose the number of client employees, as previously requested. You may wish to provide further breakdowns of the numbers of client employees who received different categories of services from you. Please address the potential limitations of these metrics, such as those highlighted in your response.

Results of Operations, page 49

7.   We note in your response to prior comment 22 you state that you believe that presenting fluctuations in headcount is less meaningful than quantifying the amounts of expenses that are attributable to additional employee-related expenses on a dollar basis, in part, because presenting headcount figures speaks only to the date for which the figure is reported and is not necessarily reflective of the additional costs incurred across the period as a whole. Please provide us with your comparative headcount data for each operating expense category and describe any additional costs incurred during the period that explain the changes in your employee-related expenses.

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 60

8.   We note your response to prior comment 26. Please revise your disclosure to include the reason that the discount rate increased from 30% as of the April 30, 2011 valuation date to 35% as of the June 30, 2012 and May 31, 2013 valuation dates. Further, we note that you state that in 2013, the valuation firm highlighted that the Company's growth objectives increased from the fiscal 2011 valuation inputs, thus warranting an increase in the discount rate to reflect a higher expected return. In fiscal 2014, as historical performance confirmed these expectations and the Company's growth objectives remained unchanged, the valuation firm determined that a change to the discount rate for 2014 was unwarranted. Please clarify why the increased discount rate of 35% was still required in 2014 considering that historical performance had confirmed your growth expectations.

Management

Compensation Committee Interlocks and Insider Participation, page 89

9.   Item 407(e)(4)(i)(C) of Regulation S-K requires that applicable disclosure required under Item 404 be presented under the Interlocks heading. Please present all required information that is responsive to Item 404 under the Interlocks heading. To reduce or eliminate redundant disclosure, you may include a cross-reference in the Certain

Relationships and Related Party Transactions section to the related-party transaction disclosure you provide under the Interlocks heading.

Consolidated Financial Statements

Consolidated Balance Sheets as of June 30, 2011, 2012 and 2013, page F-3

10.   We note in your response to prior comment 42 you state that in accordance with ACH banking regulations, amounts previously credited to an account and on deposit can be reversed within certain time frames and under certain circumstances, including if there are insufficient funds in the originating account. As such, it appears that these amounts are only reversed under certain circumstances. However, your disclosure on page 65 indicates that though you debit a client's account prior to any disbursement on its behalf, there is a delay between your payment of amounts due to employees and taxing and other regulatory authorities and when the incoming funds from the client to cover these amounts payable actually clear into your operating accounts. Please clarify whether it is only under certain circumstances, as you describe in your response, that there is a delay. Otherwise, to the extent there is always a delay, please clarify how you earn interest on these funds.

(12) Redeemable Convertible Preferred Stock, page F-19

11.   We note your response to prior comment 48. However, as provided for in ASC 480-S99-3A-15, if it is probable that the equity instrument will become redeemable (for example, when the redemption depends solely on the passage of time), the measurement methods in this paragraph should be applied. Because your preferred shares become redeemable following the third anniversary of the initial issuance of the Series B Redeemable Convertible Preferred Stock, it appears that redemption depends solely on the passage of time. In this regard, it appears there is no uncertainty as to whether these shares will be redeemable. We do not believe that the likelihood that the security will be redeemed would be considered in this assessment. Further, we do not believe that the likelihood that conversion options held by the holder will be exercised first would be considered in this assessment because the conversion option is controlled entirely by the holder. As such, it appears that the measurement methods in this paragraph should be applied. Tell us how you considered these provisions. Further, tell us how you considered the provisions of ASC 480-S99-3A-20 in the calculation of earnings per share and the provisions of ASC 480-S99-3A-24 as it relates to disclosing the redemption value of your preferred shares.

Your amended document should include a copy marked to show changes from the initial filing. Please ensure that the marked copy is submitted electronically and conforms to the requirements of Item 310 of Regulation S-T. Submissions of HTML versions of the marked document display changes made within paragraphs, and are particularly helpful to the review process.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ji Kim, Attorney-Adviser, at (202) 551-3579 or, in her absence, me at (202) 551-3462 with any other questions. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via E-mail</u>
        John J. Gilluly III, Esq.
        DLA Piper LLP (US)